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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DOCUMENT SCIENCES CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25614R105 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25614R105	Schedule 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel J. Fregeau
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

307,128
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

307,128
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

307,128
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.8%
12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 25614R105	Schedule 13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer

Document Sciences Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices

5958 Priestly Drive, Carlsbad, CA 92008

Item 2	(a).	Name of Person Filing

Daniel J. Fregeau

Item 2	(b).	Address of Principal Business Office, or, if None, Residence

5958 Priestly Drive, Carlsbad, CA 92008

Item 2	(c).	Citizenship

Canada

Item 2	(d).	Title of Class of Securities

Common Stock

Item 2	(e).	CUSIP Number

25614R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒ Not applicable.

CUSIP No. 25614R105	Schedule 13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

307,128 (including 222,500 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of December 31, 2006)

(b) Percent of Class:

6.8% (based on 4,323,752 shares of Common Stock reported outstanding as of December 31, 2006 and 222,500 shares of Common Stock which may be purchased upon the exercise of stock options)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

307,128

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

307,128

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 25614R105	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2007

By:	/s/ DANIEL J. FREGEAU
Name:	Daniel J. Fregeau
Title:	Executive Vice President